January 14, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (954) 603-0522, (800) 899-7114 and (310) 208-1154

Mr. Robert Kohn, Chief Executive Officer
Global Realty Development Corp.
11555 Heron Bay Boulevard, Suite 200
Coral Springs, FL   33076

RE: Global Realty Development Corp.
File No. 000-32467
Form 10-KSB for the year ended December 31, 2006
Forms 10-QSB for the quarters ended March 31, 2007, June 30, 2007 and
September 30, 2007

Dear Mr. Kohn:

We have reviewed your response letter dated December 17, 2007 and have the following comments.

Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A – Amendment 1 filed December 17, 2007

Management's Discussion and Analysis

Critical Accounting Policies, page 12

1. We have read your revised disclosure in response to comment one and noted that it does not address the estimates and assumptions used. Please revise your

disclosures to present your analysis of the uncertainties involved in applying an accounting principle at a given time or the variability that is reasonably like to result from its application over time. The revised disclosure should include how you arrived at the estimate, how accurate your assumptions have been in the past, and any other disclosures related to the estimates and assumption involved in the application of generally accepted accounting principles that impact your reported financial condition and operating performance, or the comparability of reported information over different reporting periods. You should provide quantitative as well as qualitative information when information is reasonably available.

Financial Statements

Note C - Variable Interest Entities, page F-9 ; Note P - Variable Interest Entities/Land Held for Resale and Related Liabilities, page F-17

2. We have read and considered your response to comment six. Please explain to us the basis for your assertion that you control the land on which you have a purchase option. Also, reconcile your assertion that you are the only obligor of the related liabilities with your assertion later in your response that the creditors of the VIE have no recourse against the Company.

3. With respect to your FIN 46(R) conclusion that you are not the primary beneficiary in the referenced purchase agreements, please support that determination by addressing the following:

    - Explain how you determined which party will absorb the majority of the expected losses or receive the majority of the residual returns based on the probability of future cash flows as outlined in FIN 46R.
    - Tell us how you factored in your analysis the probability of getting the local government permit to hold and approval of your intended use of the property, and how this impacts the ultimate value of the property
    - Tell us how you factored in your analysis who is the responsible party (seller or buyer) for funding the approval process and development work if it takes place prior to the decision to exercise the option.

4. If based on the above analysis, you conclude that you are the primary beneficiary please revise your disclosure consistent with paragraph 23 of FIN 46(R). If you are not the primary beneficiary, explain to us why you have recorded the total costs of all such properties and the entire amount of the related liabilities as your response indicates.

5. We note that your inventories and lots held for sale are recorded at the lower of cost or fair value less selling costs. Please explain to us why you have not recognized any write-downs during 2007 related to your properties, particularly in light of the current real estate environment. Your response should address your methodology for determining fair value and why comparable sales prices have not resulted in the recognition of declining values of properties held for sale.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3498 if you have any questions,

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant